Exhibit 99.7

Company	Wolseley PLC
TIDM	WOS
Headline	Holding(s) in Company
Released	14:46 30 Oct 2003
Number	4984R

RNS Number:4984R
Wolseley PLC
30 October 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company: Wolseley plc

2)   Name of shareholder having a major interest:

Aviva plc

3)   Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non- beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

In respect of the above holder.

4)   Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

5,544,211	BNY Norwich Union Nominees Limited
10,600	BT Globenet Nominees Limited
11,026,316	Chase GA Group Nominees Limited
934,657	Chase Nominees Limited
4,730,848	CUIM Nominees Limited
175,478	Hibernian Investment Managers Limited
550,400	RBSTB Nominees Limited

5) Number of shares/amount of stock acquired:

Nil

6)   Percentage of issued class:

N/a

7)   Number of shares/amount of stock disposed:

683,187

8)   Percentage of issued class:

0.12%

9)   Class of security:

Ordinary shares of 25p each

10)   Date of transaction:

29 October 2003

11)   Date company informed:

30 October 2003

12)   Total holding following this notification:

22,972,510

13)   Total percentage holding of issued class following this notification:

3.95%

14)   Any additional information:

15)   Name of contact and telephone number for queries:

Mark J. White – 0118 929 8700

16)   Name and signature of authorised company official responsible for making this notification:

Mark J White, Company Secretary

Date of notification:

30 October 2003

END

This information is provided by RNS
The company news service from the London Stock Exchange

END